Exhibit 1
FOR IMMEDIATE RELEASE
January 23, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Joint Venture with Funai zaisan Consultants Co., Ltd.

     Nissin Co., Ltd. (“the Company”) hereby announces that the Company and Funai zaisan Consultants Co., Ltd. (“Funai zaisan Consultants”), have agreed to the establishment of a joint venture, Nihon Fudousan Kakuzuke Co., Ltd. to start a real estate rating business, engineering support business and real estate appraisal business, as described below.
1.	The purpose of the joint venture
     The Company has formed NIS group, in order to provide financial services which are suited to the needs of owners of small and medium-sized enterprises (“SMEs”). In the real estate business, the Company focuses on real estate investment, development support and real estate finance services.
     The joint venture is intended to contribute to the rejuvenation of the real estate market by responding adequately and speedily to the needs of real estate purchasers and investors through the standardization of real estate ratings as a reliable and easily understandable measure. We aim to do this by combining the financial consulting expertise that Funai zaisan consultants has for individual and corporate consulting, and screening know-how that the Company has for SMEs and real estate, and by utilizing NIS group network.
     It is expected that the recognizability of real estate ratings will be improved and the improved recognizability will generate synergy with the real estate consulting business, real estate auction business and real estate fund business in the future. This will enable the joint venture to realize establishment of “Real Estate Exchange” on the INTERNET.

2.	Outline of the joint venture

(1)	Company Name	Nihon Fudousan Kakuzuke Co., Ltd.

(2)	Location	Shinjuku NS building 18F 4-1, nishi-sinjuku 2-chome,
sinjuku-ku Tokyo.

(3)	Establishment	January 23, 2006.

(4)	Start of Operations	January 2006 (Scheduled)

(5)	Main Business	Real estate rating, engineering support, real estate appraisal, due diligence business.

(6)	Capital	¥ 80 million

(7)	Number of Employees	Approximately 7

(8)	Equity Participation	Funai zaisan consultants: 40%, The Company: 25%,
Kenji Okamoto: 22.5%, Kunihiko Hagiwara: 12.5%
3.	Future Projection
The effect on performance for the current period is expected to be minor, and there is no change in our financial forecasts.